

07006363



SEC MAIL PROCESSING
RECEIVED
APR 16 2007
WASH. D.C.
186
SECTION

AO 4/18

SECU[illegible] SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 A PART III

SEC FILE NUMBER
8-52551

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abshier Webb & Donnelly, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 City West Blvd., Suite 590

(No. and Street)

Houston (City) TX (State) 77042 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Wilson (281) 770-9270

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Longaker, James A.

(Name – *if individual, state last, first, middle name*)

2002 Woodland Valley Drive (Address) Kingwood (City) Texas (State) 77339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 20 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert J. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abshier, Webb & Donnelly, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MYRA STEVENSON PHILLIPS
Notary Public, State of Texas
My Commission Expires
May 24, 2007

Signature

CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

x (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x (p) Independent auditor's report on the internal control

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

ABSHIER, WEBB & DONNELLY, INC.
(Formerly, Consolidated Capital Management, Inc.)

FINANCIAL STATEMENTS (RESTATED)

REPORT PURSUANT TO RULE 17A – 5(d)

DECEMBER 31, 2006

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365

CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

CONTENTS

JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Abshier, Webb & Donnelly, Inc.
Houston, Texas 77027

I have audited the accompanying statement of financial condition of Abshier, Webb & Donnelly, Inc., as of December 31, 2006 and the related statement of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Abshier, Webb & Donnelly, Inc., as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the Basic financial statements taken as a whole. The information contained on Pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As more fully described in Note B, the financials for the year ended December 31, 2006, have been restated.



James A. Longaker, CPA

March 22, 2007

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

ABSHIER, WEBB & DONNELLY, INC.

(Formerly Consolidated Capital Management, Inc.)

STATEMENT OF FINANCIAL CONDITION (RESTATED)

December 31, 2006

ASSETS

Current assets:		
Cash and cash equivalents	$	25,000
Commissions receivable		53,837
Clearing Deposit		25,000
Total current assets		103,837
Total assets	$	103,837

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accrued liabilities	$	55,000
Total current liabilities		55,000
Stockholder's equity:		
Capital		1,000
Paid in capital		49,000
Retained earnings		(1,163)
Total stockholders' equity		48,837
Total liabilities and stockholders' equity	$	103,837

The accompanying notes are an integral part of the financial statements.

ABSHIER, WEBB & DONNELLY, INC.
(Formerly, Consolidated Capital Management, Inc.)
STATEMENT OF INCOME (RESTATED)

DECEMBER 31, 2006

Revenues:		
Commission	$	335,437
Total revenues		335,437
Expenses		
Contract labor		61,724
Equipment expense		2,126
Management fees		251,086
Licenses and permits		2,385
Office supplies		666
Telephone		301
Transactional expense		17,053
Other		1,259
Total expenses		336,601
Income (loss) from operations		(1,163)
Income taxes		-
Net income (loss)	$	(1,163)

The accompanying notes are an integral part of the financial statements.

ABSHIER, WEBB & DONNELLY, INC.

(Formerly Consolidated Capital Management, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (RESTATED)

DECEMBER 31, 2006

	Common stock	Paid-In capital	Accumulated deficit	Total
Balance at January 1, 2006	$ 1,000	$ 24,817	$ (19,666)	$ 6,151
Dividend	$ (1,000)	$ (24,817)	$ 19,666	$ (6,151)
Net income for the year ended December 31, 2006			(1,163)	(1,163)
Additional capital	1,000	49,000		-
Balance at December 31, 2006 (Restated)	$ 1,000	$ 49,000	$ (1,163)	$ 48,837

The accompanying notes are an integral part of the financial statements.

ABSHIER, WEBB & DONNELLY, INC.

(Formerly Consolidated Capital Management, Inc.)

STATEMENT OF CASH FLOWS (RESTATED)

DECEMBER 31, 2006

Cash flows from operating activities:	
Net income (loss)	$ (1,163)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase)/decrease in commissions receivable	(53,837)
(Increase)/decrease in clearing account	(25,000)
(Decrease)/Increase in accounts payable	55,000
Total adjustments	(23,837)
Cash provided (used) by operations	(25,000)
Cash flows from financing activates:	
Proceeds from additional paid in capital	50,000
Dividends	(6,151)
Net cash provided by financing activities	43,849
Net increase (decrease) in cash	18,849
Cash at beginning of year	6,151
Cash at end of year	$ 25,000

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS (RESTATED)

DECEMBER 31, 2006

A. Summary of Significant Accounting Policies

Nature of Business

Abshier, Webb & Donnelly, Inc., (formerly Consolidated Capital Management, Inc.,) is a Texas corporation and is a registered broker-dealer maintaining its only office in Houston, Texas. It is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1, operated pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3, and did not hold customer funds or securities.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2006.

Federal Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax return.

ABSHIER, WEBB & DONNELLY, INC.
(Formerly Consolidated Capital Management, Inc.)

NOTES TO FINANCIAL STATEMENTS (RESTATED)

DECEMBER 31, 2006

Net Capital

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2006, the net capital was $48,837, which exceeded the required minimum capital by $43,837. The Company's ratio of aggregated indebtedness to net capital was 1.13 to 1 at December 31, 2006.

B. Restatement of Financial Statements

Subsequent to the issuance of the financial statements for the year ended December 31, 2006, management of the company determined that certain operating expenses were incorrectly recorded. Accordingly, the financial statements for the period ended December 31, 2006 have been restated to properly reflect the change in operating expenses.

The effect of correcting his error on the company's previously issued financial statements for the year ended December 31, 2006 is as follows:

Statement of Financial Condition as of December 31, 2006

	Previously Reported	Increase (Decrease)	Restated
Accrued liabilities	7,500	47,500	55,000
Retained earnings	46,337	(47,500)	(1,163)

Statement of Income for the Year ended December 31, 2006:

	Previously Reported	Increase (Decrease)	Restated
Total operating expenses	289,101	47,500	336,601
Net income (loss)	46,337	(47,500)	(1,163)

ABSHIER, WEBB & DONNELLY, INC.

(Formerly Consolidated Capital Management, Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

DECEMBER 31, 2006

Total equity from statement of financial condition	$ 48,837
Less non-allowable assets:	
Deposits	-
Net Capital	$ 48,837

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 3,666
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of above two figures)	$ 5,000
Excess net capital	$ 43,837
Excess net capital at 1000%	$ 43,337

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (per statement of financial condition)	$ 55,000
Percentage aggregate indebtedness to net capital	113%

RECONCILIATION WITH COMPANY'S COMPUTATION

The above agrees with the Company's Computation (included in Part II of Form X-17a-5)

// JAMES A. LONGAKER

CERTIFIED PUBLIC ACCOUNTANT

The Board of Directors
Abshier, Webb & Donnelly, Inc.
Houston, Texas 77042

In planning and performing our audit of the financial statements and supplemental schedules of Abshier, Webb & Donnelly, Inc., for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC)(, we have made a study of the practices and procedures used by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
Cell: 713-818-1892 • Phone: 281-358-2855 • Fax: 501-421-2718

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.



James A. Longaker, CPA

March 22, 2007

2002 WOODLAND VALLEY • KINGWOOD, TX • 77339-3365
CELL: 713-818-1892 • PHONE: 281-358-2855 • FAX: 501-421-2718

END